SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )1

Siguler Guff Small Business Credit Opportunities Fund, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

None
(CUSIP Number)

Siguler Guff & Company, LP	Ropes & Gray LLP
825 Third Avenue, 10th Floor	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Ilomai Kurrik	Attn: Michael G. Doherty, Esq.
Tel: (212) 332-5100	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Siguler Guff Small Business Credit Opportunities Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.		TYPE OF REPORTING PERSON PN

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Siguler Guff SBCOF GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.		TYPE OF REPORTING PERSON OO

(1) Represents shares directly beneficially owned by Siguler Guff Small Business Credit Opportunities Fund, LP, which may be deemed to be indirectly beneficially owned by Siguler Guff SBCOF GP, LLC as its general partner, however Siguler Guff SBCOF GP, LLC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Siguler Guff Capital, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.		TYPE OF REPORTING PERSON PN

(1) Represents shares directly beneficially owned by Siguler Guff Small Business Credit Opportunities Fund, LP, which  may be deemed to be indirectly beneficially owned by Siguler Guff Capital, LP as the managing member of its general partner of , however Siguler Guff  Capital, LP disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Donald Spencer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.		TYPE OF REPORTING PERSON IN

(1) Represents shares directly beneficially owned by Siguler Guff Small Business Credit Opportunities Fund, LP, which  may be deemed to be indirectly beneficially owned by Donald Spencer as a control person of the managing member of its general partner, however he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Andrew Guff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.		TYPE OF REPORTING PERSON IN

(1) Represents shares directly beneficially owned by Siguler Guff Small Business Credit Opportunities Fund, LP, which  may be deemed to be indirectly beneficially owned by Andrew Guff as a control person of the managing member of its general partner, however he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) George W. Siguler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.		TYPE OF REPORTING PERSON IN

(1) Represents shares directly beneficially owned by Siguler Guff Small Business Credit Opportunities Fund, LP, which  may be deemed to be indirectly beneficially owned by George W. Siguler as a control person of the managing member of its general partner, however he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

SCHEDULE 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Siguler Guff Small Business Credit Opportunities Fund, Inc.  (the “Issuer”).  The Issuer’s principal executive office is located at 825 Third Avenue, 10th Floor, New York, NY 10022.

Item 2.                      Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of  (i) Siguler Guff Small Business Credit Opportunities Fund, LP (“SBCOF”); (ii) Siguler Guff SBCOF GP, LLC (“SBCOF GP”); (iii) Siguler Guff Capital, LP (“SG LP”); (iv) Donald Spencer;  (v) Andrew Guff; and  (vi) George W. Siguler (each, a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to be a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), however this filing shall not be deemed an affirmation that such a group exists, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person and/or that exceed its or his pecuniary interest therein..  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

(b) The principal business address of each Reporting Person is 825 Third Avenue, 10th Floor, New York, NY 10022.

(c) SBCOF is a private investment partnership, the principal business of which is to acquire and hold all of the Common Stock of the Issuer, of which there are 100,000 shares outstanding (the “Shares”).  The principal business of SBCOF GP is to act as the general partner of SBCOF. The principal business of SG LP is a holding company that owns general partner interests in various investment vehicles.  Messrs. Spencer, Guff and Siguler are the control persons of SG LP, and as such may be deemed to have voting and investment control over the Shares.

 (d)–(e)  During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  SBCOF is a Delaware limited partnership.  SBCOF GP is a Delaware limited liability company.  SG LP is a Delaware limited partnership.  Donald Spencer, Andrew Guff and George W. Siguler are citizens of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

SBCOF purchased all of the Shares for $25,000, at a per share price of $0.25, pursuant to a Stock Purchase Agreement between the Issuer and SBCOF (the “Stock Purchase Agreement”).  The Stock Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The working capital of  SBCOF was the source of the purchase price.

Item 4.                      Purpose of Transaction.

The Issuer is a closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940.  The Issuer filed a Registration Statement on Form 10 with the Securities and Exchange Commission to register the Common Stock under Section 12(g) of the Act. SBCOF was formed to acquire and own all of the Shares and as of the date hereof, SBCOF remains the sole stockholder of the Issuer .  The Shares are not traded on a national securities exchange or quoted on an inter-dealer system of a national securities association.  As contemplated by the Stock Purchase Agreement, SBCOF offered and sold limited partnership interests to investors in an offering exempt from the registration requirements of the Securities Act of 1933, as amended , pursuant to Section 4(a)(2) and Regulation D thereof.  The Issuer was inactive until it commenced business on October 13, 2015.

George W. Siguler is a Director of the Issuer and Donald Spencer is an Assistant Vice President of the Issuer.  Except as set forth herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and accordingly, each Reporting Person reserves the right to change its or his plans and intentions at any time, as each such person deems appropriate.

Item 5.                      Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to and Item 2(c) of this Schedule 13D.  In addition, because its voting power over the Shares is subject to the pass-through voting rights of its limited partners, SBCOF shares voting power over the Shares with such limited partners.

(c)   Not applicable.

(d)	Not applicable.
(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                      Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Stock Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2016

SIGULER GUFF SMALL BUSINESS CREDIT OPPORTUNITIES FUND, LP

By:	Siguler Guff SBCOF GP, LLC, its general partner
By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik Title: Attorney-in-Fact

SIGULER GUFF SBCOF GP, LLC

By:	Siguler Guff Capital, LP, its managing member
By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik Title: Attorney-in-Fact

SIGULER GUFF CAPITAL, LP

By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik Title: Attorney-in-Fact

/s/ Ilomai Kurrik
Donald Spencer, by Ilomai Kurrik as Attorney-in-Fact

/s/ Ilomai Kurrik
Andrew Guff, by Ilomai Kurrik as Attorney-in-Fact

/s/ Ilomai Kurrik
George W. Siguler, by Ilomai Kurrik as Attorney-in-Fact

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto,  is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 13, 2016

SIGULER GUFF SMALL BUSINESS CREDIT OPPORTUNITIES FUND, LP

By:	Siguler Guff SBCOF GP, LLC, its general partner
By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik Title: Attorney-in-Fact

SIGULER GUFF SBCOF GP, LLC

By:	Siguler Guff Capital, LP, its managing member
By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik Title: Attorney-in-Fact

SIGULER GUFF CAPITAL, LP

By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik Title: Attorney-in-Fact

/s/ Ilomai Kurrik
Donald Spencer, by Ilomai Kurrik as Attorney-in-Fact

/s/ Ilomai Kurrik
Andrew Guff, by Ilomai Kurrik as Attorney-in-Fact

/s/ Ilomai Kurrik
George W. Siguler, by Ilomai Kurrik as Attorney-in-Fact

EXHIBIT B

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement"), is made effective as of September 19, 2014, between Siguler Guff Small Business Credit Opportunities Fund, Inc., a Maryland corporation ("Seller"), and Siguler Guff Small Business Credit Opportunities Fund, LP, a Delaware limited partnership ("Buyer").

RECITALS

Seller was incorporated effective July 7, 2014 and, thus far, Seller has issued no shares of its capital stock. Now, Seller wishes to issue and sell to Buyer, and Buyer wishes to purchase from Seller, 100,000 shares (the "Shares") of Seller's common stock, $0.001 par value per share (the "Common Stock"), all on the terms and conditions herein set forth, and all with the result that, after consummation of the transaction contemplated hereunder, Buyer will be the sole stockholder of Seller. Buyer intends to hold the Shares as its primary, but not necessarily its only, asset. Buyer also intends to offer and sell (the "Offering") ownership interests in Buyer ("Partnership Interests") to investors ("Limited Partners"), who shall be both "qualified purchasers" within the meaning of Section 2(a)(51)(A) of the Investment Company Act of 1940, as amended, and "accredited investors" within the meaning of the Securities Act of 1933, as amended (the "Act"), in an offering exempt from the registration requirements of the Act pursuant to Regulation D promulgated thereunder.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.           Purchase and Sale. Seller hereby sells to Buyer, and Buyer hereby purchases from Seller, the Shares.

2.           Purchase Price and Certificates: The purchase price for the Shares is $25,000 (the "Purchase Price"), or $0.25 per Share. Seller hereby acknowledges its receipt of the full Purchase Price in the form of a transfer of funds, made contemporaneously herewith, to the account designated, and pursuant to the instructions provided, by Seller. Buyer hereby acknowledges receipt of a certificate for the Shares.

3.           Capital Contributions. Buyer, from time to time, may make contributions to Seller's capital ("Capital Contributions") to pay expenses ("Expenses") or fund investments which Seller proposes to make ("Proposed Investments"). In connection with any requested Capital Contribution, Seller shall furnish Buyer, to the extent requested by Buyer (i) in the case of an Expense, with invoices or other documentation relating to such Expense or (ii) in the case of a Proposed Investment, with such materials as are reasonably sufficient to allow Buyer to evaluate the Proposed Investment (in either case, the "Materials"). Buyer, in a reasonably timely manner, then shall review any such Materials and may, in its sole and absolute discretion, but in no case shall it be required to, make the Capital Contribution requested by Seller. Notwithstanding the foregoing, in no event shall Capital Contributions exceed, in the aggregate, the Limited Partners' aggregate amount of subscription obligations for the purchase of Partnership Interests in Buyer.

4.           Buyer's Representations and Warranties. Buyer represents and warrants to, and covenants with, Seller as follows:

4.1.           Investment Purposes. Except in connection with the Offering, (i) the Shares are being acquired for investment for Buyer's own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, (ii) Buyer has no intention of selling, granting any participation in, or otherwise distributing the Shares and (iii) Buyer does not have any contract, undertaking, agreement or arrangement to sell, transfer or grant participations to any person with respect to any of the Shares.

4.2.           Lack of Registration. Buyer understands and acknowledges that the Shares have not been registered under either the Act or under the applicable securities laws of any state ("State Acts") by reason of specific exemptions therefrom. Buyer must bear the economic risk of its investment for an indefinite period of time since the sale of the Shares has not been registered under the Act or State Acts and the Shares cannot be transferred by Buyer unless such transfer either (i) is registered under the Act and qualified under the State Acts or (ii) is exempt from such registration or qualification. Seller has made no agreement, covenant or undertaking whatsoever to register or qualify the transfer by Buyer of any of the Shares under the Act or State Acts or qualify for an exemption therefor. Buyer acknowledges that there is no market for the Shares and none will develop.

4.3.           Buyer's Covenants. Buyer shall not dispose of any of the Shares unless and until (i) Buyer shall have notified Seller of the proposed disposition and shall have furnished Seller with a statement of the circumstances surrounding the proposed disposition and (ii) Buyer shall have furnished Seller with an opinion of counsel, satisfactory in form and substance to Seller and Seller's counsel, to the effect that such disposition will not require registration under the Act or qualification under the State Acts and that appropriate action necessary for compliance with the Act and the State Acts and any other applicable local or foreign law has been taken. Buyer recognizes and acknowledges that the certificate for the Shares, if any, shall contain the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. THEY MAY BE OFFERED AND SOLD ONLY IF REGISTERED OR QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS AVAILABLE.

4.4.           Access to Information. Buyer has had the opportunity to ask questions of, and to receive answers from Seller with respect to the terms and conditions of the transactions contemplated hereunder and with respect to the Seller's proposed investments, business affairs and operations. Buyer has had access to such financial and other information as is necessary in order for it to make a fully-informed decision as to an investment in Seller by way of purchase of the Shares, and has had the opportunity to obtain any additional information necessary to verify any of such information to which it has had access.

5.           Representations and Warranties of Seller. Seller represents and warrants to, and covenants with, Buyer as follows:

5.1.           Organization and Authority; Articles and Bylaws. Seller is a corporation duly organized, validly existing and in good standing under the laws of Maryland and has the corporate power and authority to own and operate its properties and to carry on its business as it does now and as it proposes to do in the future. Seller has furnished Buyer with copies of its charter and its bylaws and such copies are true, correct and complete and contain all amendments through the date hereof.

5.2.           Capitalization. Immediately prior to consummation of the transaction contemplated hereunder, the authorized capital stock of Seller consisted of 10,000,000 shares of Common Stock, none of which had been issued and none of which were outstanding, such that, immediately after consummation of the transaction contemplated hereunder, Buyer shall be the sole stockholder of Seller. There are no outstanding warrants, options or conversion privileges, or other rights or agreements to purchase or otherwise acquire or issue any shares of common stock of Seller.

6.           Miscellaneous Provisions.

6.1.           Survival of Representations and Warranties. The representations and warranties herein made shall survive consummation of the transaction contemplated hereunder.

6.2.           Entire Agreement; Modification; Waiver. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter herein contained and supersedes all prior and contemporaneous agreements and understandings of the parties. Each party hereto represents that, in entering into this Agreement, such party has relied solely upon the express provisions of this Agreement and has not relied upon any other party's inducements, promises, representations or obligations to make any disclosures. No amendment of this Agreement shall be binding unless executed in writing by both parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

6.3.           Assignment. This Agreement shall be binding on and, subject to the provisions of Section 4, hereof, shall inure to the benefit of the parties' respective successors and assigns, each of whom, subject to the provisions of Section 4 hereof and the requirement that the written consent of the other party be first obtained, which consent may be withheld for any reason whatsoever or no reason at all, shall have the right to assign and otherwise transfer all or any portion of this Agreement or the benefits thereof

6.4.           Effect of Headings. The subject headings of the sections and subsections of this Agreement are included for convenience only and shall not affect the construction or interpretation of any of its provisions.

6.5.           Counterparts. This Agreement may be executed in one or more counterparts and by facsimile with the same effect as if the parties had all signed the same document in ink. All counterparts shall be construed together and shall constitute one agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the date first above written.

“Seller”

SIGULER GUFF SMALL BUSINESS CREDIT OPPORTUNITIES FUND, INC., a Maryland corporation

By:	/s/ Terri Liftin	Dated: September 19, 2014
Name: Terri Liftin Title: Authorized Signatory

“Buyer”

SIGULER GUFF SMALL BUSINESS CREDIT OPPORTUNITIES FUND, LP, a Delaware limited partnership

By:	/s/ Terri Liftin	Dated: September 19, 2014
Name: Terri Liftin Title: Authorized Signatory